Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$296	309	293	361	805
One-Third of Rents, Net of Income from Subleases	28	27	26	29	28

Total Fixed Charges	$324	336	319	390	833

Earnings:

Income (Loss) Before Income Taxes	$2,210	1,831	940	767	(2,664)
Fixed Charges	324	336	319	390	833

Total Earnings	$2,534	2,167	1,259	1,157	(1,831)

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.82x	6.45x	3.94x	2.97x	N/A (a)

Coverage Deficiency	—	—	—	—	(2,664)

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$512	661	885	1,314	2,094
One-Third of Rents, Net of Income from Subleases	28	27	26	29	28

Total Fixed Charges	$540	688	911	1,343	2,122

Earnings:

Income (Loss) Before Income Taxes	$2,210	1,831	940	767	(2,664)
Fixed Charges	540	688	911	1,343	2,122

Total Earnings	$2,750	2,519	1,851	2,110	(542)

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	5.09x	3.66x	2.03x	1.57x	N/A (a)

Coverage Deficiency	—	—	—	—	(2,664)

(a)	Earnings were inadequate to cover fixed charges by $2.7 billion